Exhibit (a)(1)(iii)

WESTERN ASSET MIDDLE MARKET INCOME FUND INC.

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

DEAR STOCKHOLDER:

The Board of Directors of Western Asset Middle Market Income Fund Inc. (the “Fund”) has authorized a tender offer for up to 2.5% of the Fund’s outstanding shares of Common Stock, par value $.001 per share (the “Shares”). Accordingly, the Fund is hereby commencing an offer to purchase for cash up to 7,993 Shares. The offer is at a price equal to the Fund’s net asset value per Share (“NAV”) as of the close of the customary trading session (normally 4:00 p.m. New York City time) on the New York Stock Exchange (“NYSE”) on March 30, 2016 (or if the Offer is extended, on the date to which the Offer is extended), upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”).

The purpose of this Offer is to provide liquidity to stockholders of the Fund (Stockholders), as contemplated by and in accordance with the procedures set forth in the Fund’s prospectus. The deadline for participating in the Offer is 5:00 p.m., New York City time, March 30, 2016, or such later date to which the Offer is extended (the “Termination Date”). Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted in the manner and at such time as set forth in the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Shares.

As of February 19, 2016, the NAV per Share was $642.15, and 319,738 Shares were issued and outstanding. An estimate of the Fund’s current NAV during the pendency of this Offer may be obtained by contacting Georgeson Inc., the Fund’s Information Agent, toll free at (866) 856-4733.

None of the Fund, its Board of Directors (the “Board”), its investment manager, Legg Mason Partners Fund Advisor, LLC or its subadviser, Western Asset Management Company, is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Georgeson Inc., the Fund’s Information Agent, toll free at (866) 856-4733.

Sincerely,

/s/ Jane Trust
Name: Jane Trust
Title: Chairman, President and Chief Executive Officer
WESTERN ASSET MIDDLE MARKET INCOME FUND INC.

February 29, 2016

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